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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  Mediware Information Systems, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  584946107

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                          June 17, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     584946107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Larry N. Feinberg    S.S. ####-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         1,117,736


8.  Shared Voting Power




9.  Sole Dispositive Power

         1,117,736


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,117,736


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         17.40%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of Mediware Information Systems, Inc.

("Mediware").  Mediware's principal executive office is located at 1121 Old Walt Whitman Road, Melville, New York 11747-3005.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. Larry N.

Feinberg.  Mr. Feinberg is the managing general partner of Oracle

Partners, L.P. and Oracle Institutional Partners, L.P., both of which are investment limited partnerships (the "Partnerships"),

and has investment discretion over certain managed accounts.  The principal offices of the Partnerships are at 712 Fifth Avenue,

45th Floor, New York, New York  10019.

         Mr. Feinberg has not during the last five years, been

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Mr. Feinberg has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of

America.






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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 1,117,736 shares of Mediware's Common Stock (the

"Shares").  The Shares are held by the Partnerships and managed accounts over which Mr. Feinberg has investment discretion.  The

1,117,736 Shares were purchased as part of a private placement at an aggregate cost of $3,632,642.  The funds for the purchase of

Shares held in the Partnerships, over which Mr. Feinberg has investment discretion, came from capital contributions to the

Partnerships by their general and limited partners.  The funds for the purchase of the Shares held in the managed accounts, over which Mr. Feinberg has investment discretion, came from each managed account's own funds.  No leverage was used to purchase the Shares.

Item 4.  PURPOSE OF TRANSACTION

         The Shares owned by Mr. Feinberg were acquired for, and

are being held for, investment purposes.  Mr. Feinberg may

acquire additional shares of Common Stock, dispose of all or some of the Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may

continue to hold the Shares.

         Mr. Feinberg does not have any plan or proposal which

relates to, or would result in, any of the actions enumerated in

Item 4 of the instructions to Schedule 13D.  However, Mr.

Feinberg reserves the right to discuss company business with




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management, make proposals to management and/or take other

actions to influence the management of Mediware should he deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 1,117,736 shares of Mediware Common Stock.

Based on information provided by the management of Mediware,

there are believed to be 6,422,100 shares of Mediware's Common

Stock outstanding.  Therefore, Mr. Feinberg beneficially owns

17.4% of Mediware's outstanding shares of Common Stock.

Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Mediware Common

Stock that he is currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Mr. Feinberg does not have any contract arrangement,

understanding or relationship with any person with respect to the

Common Stock of Mediware.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of Mediware Common Stock that were effected by Mr. Feinberg during the past 60 days.










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         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



June 26, 1996

                             /s/ Larry N. Feinberg
                             ________________________________
                                   Larry N. Feinberg






































00751001.AN3



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                                                        EXHIBIT A


                     Daily Transactions -
                     ____________________

Trade Date    Number of Shares    Price Per Share      Value
                 Purchased
__________    ________________    _______________      _____

  6/17/96        1,117,736            $3.25         $3,632,642










































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00751001.AN3